EXPLANATION OF RESPONSES
(1)
On May 28, 2019,  the IVP IX Funds distributed an aggregate of 999,949 shares of common stock, of the Issuer pro rata to their partners in accordance with their respective ownership interests as determined in accordance with the applicable limited partnership agreement of such entities (the “Initial Distribution”).  In connection with the Initial Distribution, Insight Venture Associates IX, L.P. (“IVA IX”), the general partner of each of the Insight IX Funds (as defined below), acquired direct ownership of 141,082 shares of common stock (the “Insight IX Funds Distribution”).  On May 28, 2019, IVA IX distributed 141,082 shares of common stock pro rata to its partners in accordance with their respective ownership interests as determined in accordance with the limited partnership agreement of IVA IX (the “IVA IX Distribution” and, together with the Initial Distribution, the Insight IX Funds Distribution, the “Distribution”).  In accordance with the limited partnership agreement of IVA IX, 25,699 shares of common stock were distributed to  IVP (Venice), L.P., (“IVP Venice”), an entity controlled by Insight Holdings Group, LLC. The respective partners of the Insight Funds and IVA IX, including IVP Venice, did not furnish any consideration in exchange for shares received in connection with the Distribution.

(2)	Held directly by Insight Venture Partners IX, L.P. (“IVP IX”)
(3)	Held directly by Insight Venture Partners (Cayman) IX, L.P. (“IVP Cayman IX”)
(4)	Held directly by Insight Venture Partners (Delaware) IX, L.P. (“IVP Delaware IX”)
(5)	Held directly by Insight Venture Partners IX (Co-Investors), L.P. (“IVP Co-Investors IX” and, together with IVP IX, IVP Cayman IX and IVP Delaware IX, the “IVP IX Funds”)
(6)	Held directly by IVP Venice.